UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

(Amendment No. 3)
Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934

Antares Pharma, Inc.
(Name of Subject Company)

Antares Pharma, Inc.
(Name of Persons Filing Statement)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

036642106
(CUSIP Number of Class of Securities)

Robert F. Apple
President and Chief Executive Officer
100 Princeton South, Suite 300
Ewing, NJ, 08628
(609) 359-3020
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

Copies to:

Graham Robinson Skadden, Arps, Slate, Meagher & Flom LLP 500 Boylston Street, 23rd Floor Boston, Massachusetts 02116 (617) 573-4800	Faiz Ahmad Skadden, Arps, Slate, Meagher & Flom LLP One Rodney Square, 920 N. King Street Wilmington, Delaware 19801 (302) 651-3000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) filed by Antares Pharma, Inc., a Delaware corporation (the “Company”) with the Securities and Exchange Commission (the “SEC”) on April 26, 2022, relating to the tender offer by Atlas Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Halozyme Therapeutics, Inc., a Delaware corporation (“Parent”), to purchase all of the issued and outstanding shares of common stock, par value $0.01 per share (the “Shares”), of the Company for $5.60 per Share in cash, without interest, and subject to any withholding of taxes required by applicable legal requirements, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 26, 2022 (as amended or supplemented from time to time), and in the related Letter of Transmittal (as amended or supplemented from time to time).

Except to the extent specifically provided in this Amendment, the information set forth in the Schedule 14D-9 remains unchanged. Capitalized terms used, but not otherwise defined, in this Amendment shall have the meanings ascribed to them in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as set forth below.

ITEM 8. ADDITIONAL INFORMATION

Item 8 of the Schedule 14D-9 is hereby amended and supplemented as follows:

The following paragraphs replace in their entirety the paragraphs under the heading “Legal Proceedings” on page 31:

“On April 27, 2022, a purported Company stockholder filed a complaint against the Company and each member of the Company Board in the United States District Court for the Southern District of New York, captioned Shiva Stein v. Antares Pharma, Inc., et al., Case No. 1:22-cv-03426 (the “Stein Complaint”).

On April 30, 2022, a purported Company stockholder filed a complaint against the Company and each member of the Company Board in the United States District Court for the Eastern District of New York, captioned Joe Berry v. Antares Pharma, Inc., et al., Case No. 1:22-cv-02483.

On May 3, 2022, a purported Company stockholder filed a complaint against the Company and each member of the Company Board in the United States District Court for the Southern District of New York, captioned Joseph Ochoa v. Antares Pharma, Inc., et al., Case No. 1:22-cv-03550 (the “Ochoa Complaint”).

On May 4, 2022, a purported Company stockholder filed a complaint against the Company and each member of the Company Board in the United States District Court for the Eastern District of New York, captioned Denise Redfield v. Antares Pharma, Inc., et al., Case No. 1:22-cv-02550.

On May 5, 2022, a purported Company stockholder filed a complaint against the Company and each member of the Company Board in the United States District Court for the District of Delaware, captioned Jordan Wilson v. Antares Pharma, Inc., et al., Case No. 1:22-cv-00604. Also on May 5, 2022, a purported Company stockholder filed a complaint against the Company and each member of the Company Board in the United States District Court for the Eastern District of Pennsylvania, captioned Matthew Hopkins v. Antares Pharma, Inc., et al., Case No. 2:22-cv-01751.

On May 6, 2022, a purported Company stockholder filed a complaint against the Company and each member of the Company Board in the United States District Court for the Southern District of New York, captioned Richard Lawrence v. Antares Pharma, Inc., et al., Case No. 1:22-cv-03693 (the “Lawrence Complaint”).

On May 10, 2022, a purported Company stockholder filed a complaint against the Company and each member of the Company Board in the United States District Court for the Southern District of New York, captioned Katherine Finger v. Antares Pharma, Inc., et al., Case No. 1:22-cv-03782.

Each of the complaints, other than the Lawrence Complaint, allege violations of Section 14(d) of the Exchange Act, and all of the complaints allege violations of Section 14(e) of the Exchange Act and Rule 14d-9 thereunder against all defendants and violations of Section 20(a) of the Exchange Act against the individual defendants. Each of the complaints seek injunctive relief preventing the consummation of the Transactions, an award of plaintiff’s expenses including attorneys’ fees and expenses, and such other relief the court may deem just and proper. Each of the complaints, other than the Ochoa Complaint, also seek rescissory damages or rescission to the extent the transactions contemplated by the definitive merger agreement are consummated. The Stein Complaint, the Ochoa Complaint, and the Lawrence Complaint seek an accounting of damages. Additionally, the Lawrence Complaint seeks injunctive relief preventing the Company from filing further amendments to the Schedule 14D-9.

The Company believes the claims asserted in each of the complaints are without merit.

Additional lawsuits may be filed against the Company and/or the Company Board in connection with the Transactions, the Schedule TO and the Schedule 14D-9. If additional similar complaints are filed, absent new or different allegations that are material, the Company will not necessarily announce such additional filings.”

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 10, 2022

Antares Pharma, Inc.

By:	/s/ Robert F. Apple
	Name:	Robert F. Apple
	Title:	President and Chief Executive Officer